UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934 (Amendment No. 1)
SCHIFF NUTRITION INTERNATIONAL, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
806693107
(CUSIP Number)
Copies to:
Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 29, 2012 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806693107
1.	Name of Reporting Person: TPG Group Holdings (SBS) Advisors, Inc.
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (1)
14.	Type of Reporting Person CO

(1)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: David Bonderman
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (2)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (2)
14.	Type of Reporting Person IN

(2)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Commission on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 806693107
1.	Name of Reporting Person: James G. Coulter
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 14,973,148 (3)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 7,486,574 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 14,973,148 (3)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 51.0% (3)
14.	Type of Reporting Person IN

(3)     Represents 7,486,574 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), and 7,486,574 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock (as defined in Item 1 below).  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  The Reporting Persons (as defined in Item 2 below) and the Weider Persons (as defined in Item 5 below) may be deemed to have shared voting power as a result of certain provisions in the Stockholders Agreement described in Item 4 of this Schedule 13D.  Except to the extent the Reporting Persons or the Weider Persons may be deemed to have beneficial ownership as a result of such Stockholders Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are beneficial owners of such shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  All references to the number of shares outstanding are as of November 1, 2012, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Commission on November 5, 2012.  The percentage is calculated using the total number of Shares beneficially owned by the Reporting Persons and based on 29,344,660 shares of Class A Common Stock outstanding as of November 1, 2012, assuming all shares of Class B Common Stock have been converted on a one-for-one basis into Class A Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share.  The shares of Class A Common Stock and the shares of Class B Common Stock that may be beneficially owned by the Reporting Persons and the Weider Persons collectively represent 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 21,858,086 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on October 18, 2010 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Tarrant Capital Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Class A Common Stock and Class B Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.     Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule is filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (collectively, the “Reporting Persons”).

The principal address of each of the Reporting Persons and each person listed on Schedule A is c/o TPG Global, LLC, 301 Commerce St., Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of TPG STAR GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG STAR GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG STAR, L.P., a Delaware limited partnership, which is the sole manager and controlling member of TPG STAR SNI, L.P., a Delaware limited partnership (“TPG STAR SNI”), which directly owns the Purchased Shares (as such term is defined in Item 3 hereof).

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors, and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors, and officer, director or manager of other affiliated entities.

The name and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule A.

Each of David Bonderman, James G. Coulter, the individuals referred to on Schedule A hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction

This Amendment amends and restates the last two paragraphs of Item 4 of the Original Schedule 13D in its entirety as set forth below:

Support Agreement

On October 29, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Bayer Healthcare LLC, a Delaware limited liability company (“BHC”) and Willow Road Company, a Delaware corporation and wholly-owned subsidiary of BHC (“Merger Sub”), pursuant to which Merger Sub agreed to purchase all of the outstanding Shares at a purchase price of $34.00 per Share. Pursuant to the terms set forth in the Merger Agreement, upon successful completion of the Merger, Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will survive the Merger as a wholly-owned subsidiary of BHC (the “Surviving Corporation”).

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Bayer AG’s (the “Parent”) and BHC’s willingness to enter into the Merger Agreement, on October 29, 2012, BHC and Merger Sub entered into a Support Agreement (the “Support Agreement”) with TPG STAR SNI.

Pursuant to the Support Agreement, TPG STAR SNI agreed, among other things, not to (i) sell or otherwise dispose of the Shares subject to the Support Agreement, (ii) take any action or omit to take any action that would prohibit, prevent or preclude TPG STAR SNI from performing its obligations under the Support Agreement or that would make any representation or warranty contained in the Support Agreement untrue in any respect, (iii) take any action that would materially delay or adversely affect TPG STAR SNI’s ability to perform its obligations under the Support Agreement, (iv) enter into any voting arrangement, whether by proxy, consent, voting agreement, voting trust, or otherwise, with respect to the Shares subject to the Support Agreement, (v) solicit, and to cause their respective representatives not to solicit, any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to lead to an alternative proposal to acquire the Issuer (an “Acquisition Proposal”), (vi) enter into, participate in, maintain or continue any discussions or negotiations relating to any Acquisition Proposal, (vii) furnish any non-public information that would reasonably be expected to be used in formulating any Acquisition Proposal, (viii) solicit, and to cause their respective representatives not to solicit, proxies or become a participant in a solicitation in opposition to or competition with the consummation of the Merger,(ix) directly or indirectly encourage, initiate or cooperate in a stockholder’s vote or action by consent by the Issuer’s stockholders in opposition to or in competition with the consummation of the Merger, (x) become a member of a “group” (as such term is used in Rule 13d-5 under the Act) with respect to any voting securities of the Issuer for the purpose of opposing or competing with the consummation of the Merger and (xi) make any press release, public announcement or other non-confidential communication with respect to the business or affairs of the Issuer or BHC, including the Support Agreement, the Merger Agreement and the transactions contemplated thereby without the prior written consent of BHC.  TPG STAR SNI also agreed to revoke any and all previous voting arrangements with respect to the Shares subject to the Support Agreement.

TPG STAR SNI also agreed (i) to waive and not to exercise any appraisal or dissenters’ rights with respect to the Merger, (ii) not to commence or participate in any class actions brought against the Issuer relating to the negotiation, execution or delivery of the Support Agreement, the Merger Agreement or the consummation of the Merger, including claims alleging breach of fiduciary duty by the Board, and (iii) not to challenge the validity or to seek to enjoin the operation of any provision of the Support Agreement.

TPG STAR SNI further agreed that, during the term of the Support Agreement, TPG STAR SNI will not amend, modify, alter, change or otherwise revise the terms and conditions of the Stockholders Agreement.  The Support Agreement will automatically terminate upon the earlier of (a) the mutual written consent of BHC, Merger Sub and TPG STAR SNI and (b) the termination of the Merger Agreement.

Concurrently with TPG STAR SNI’s entry into the Support Agreement, WHF entered into a substantially similar support agreement.

The foregoing description of the Stockholders Agreement and the Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is attached as Exhibit 3 to this Schedule 13D, and the Support Agreement, which is attached as Exhibit 4 to this Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Issuer’s Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

This Amendment amends and restates the first paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a) and (b) The following disclosure assumes that there are 29,344,660 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock outstanding as of November 1, 2012, as adjusted, as reported on the Issuer’s preliminary information statement on Schedule 14C filed with the Commission on November 5, 2012.  Pursuant to Rule 13d-3 under the Securities Act, the Reporting Persons may be deemed to beneficially own 7,486,574 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock, which collectively represent 51.0% of the outstanding Shares and 85.16% of the total voting power of the Shares as of November 1, 2012, as adjusted.  The percentage of total voting power of the Shares is calculated based on the total voting power of the Shares outstanding as of November 1, 2012, as adjusted, which is comprised of 29,344,660 shares of Class A Common Stock and 7,486,574 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

The disclosure set forth under Item 4 relating to the Stockholders Agreement and the Support Agreement is hereby incorporated by reference into this Item 6.

Item 7.     Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Stock Purchase Agreement, dated as of October 14, 2010, by and between Weider Health and Fitness and TPG STAR SNI, L.P. (previously filed with the Commission as Exhibit 2 to the Original Schedule 13D).

3.
Stockholders Agreement, dated as of October 14, 2010, by and among Weider Health and Fitness, TPG STAR SNI, L.P., and any other parties who become a party thereto (previously filed with the Commission as Exhibit 1 to the Original Schedule 13D).

4.
Support Agreement, dated as of October 29, 2012, by and among TPG STAR SNI, L.P., Bayer HealthCare LLC and Willow Road Company (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer on October 30, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 16, 2012

TPG GROUP HOLDINGS (SBS) ADVISORS, INC.
/s/ Ronald Cami
Name: Ronald Cami Title: Vice President
DAVID BONDERMAN
/s/ Ronald Cami
Ronald Cami on behalf of David Bonderman (1)
JAMES G. COULTER
/s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Schedule A
Directors and Executive Officers of TPG Group Holdings (SBS) Advisors, Inc.

The names of the directors and the names and titles of executive officers of TPG Group Holdings (SBS) Advisors, Inc. and their principal occupations are set forth below. Each individual is a U.S. citizen.

Name	Position
David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami David C. Reintjes G. Douglass Puckett Steven A. Willmann	Vice President and Secretary Chief Compliance Officer and Assistant Secretary Assistant Treasurer Assistant Treasurer